ONĒVA™

Caring For Yours Like They're Ours™

Incubated by Microsoft Benefits

Anita Darden Gardyne



VALUE PROPOSITION AND VISION

Onēva is the only in-home platform developed for global enterprise:

- Targets privacy, security, and accessibility standards,
- Supports a global workforce with changing demographics,
- Manages enterprise care subsidies.


ONĒVA™
Concierge Care Services

Infant to elder care, housecleaning, and other in-home services offered as a Voluntary Benefit.

THE PROBLEM

43% of
professional women
with children
leave the workforce.


25

Talent acquisition and retention challenge enterprise employers **globally**.

ONĒVA

THE SOLUTION:
ONĒVA CONCIERGE CARE

COMPANIES	EMPLOYEES	CAREGIVERS




ONĒVA
Bob, How Can We Make Your Day Better?
Event Dashboard


ONĒVA
Bob, Let's Manage Your Jobs
Events
Event Dashboard

COMPANIES

- Customizable services, subsidy, purchasing/ billing, and reporting,
- Compliance,
- Minority/woman spending credits.

EMPLOYEES

- Slate of matched, trusted FBI background checked caregivers,
- 24/7 live concierge,
- Nuanced, customer-centric work flows.

CAREGIVERS

- Free curated video,
- Living wages,
- Tech-enabled safety, timeliness and reliability.

USING THE ONĒVA CREDENTIAL MANAGEMENT SYSTEM

ONĒVA

Call 1-800-971-3053 | Logout

SELECT FROM MATCHING VERIFIED PROVIDERS:


YouTube

Bilane B.
Experience working with children with autism.

Early Child Development AA Degree.

Over 3 Years experience in Eldercare.

Provides care in the North, East, and South Bay.

$27.00 / Hour

Close | +FAV | Select

Unified Background	Trustline	California Department of Social Services	View
Certificate	First Aid	American Red Cross	View
Certificate	Adult/Child CPR	American Red Cross	View
License	Driver's License	State of California DMV	View
Degree	Associate's of Arts Degree in Psychology	College of Alameda	View
Self-Certify	Ethiopian	Language	View
Experience-Full Time	ABA Instructor	In Home Care	View
Experience-Part Time	Caregiver	In Home Care	View
Degree	Bachelor's of Arts in Humanities	San Francisco State University	View

BROAD CROSS-MARKET APPEAL FROM BOOMERS AND MILLENIALS



US Market Revenue Projections
$Billions
300
250
200
150
100
50
0
2015
2020
2025
Year
Pet Care
Massage
Elder Care
Child Care
Housecleaning

REAL WORLD USE CASE FROM 2017 SF MICROSOFT PILOT

Our best client:

- Onēva supported a Microsoft family with five children under six for 10 months to ready their infant twins for childcare,
- They relocated from South Bay to Marin based on our commitment to support them, which we did,
- Billable hours ranged from $2,500-$4,000 per month, paid with personal credit card.

HOW WE MAKE MONEY



- Stipend



- Credit Card
- Payroll Deduction
- FSA Reimbursement


$
$
$
$

ONĒVA™

- Margin



- Living Wage

COMPETITIVE LANDSCAPE


FBI Background Checked
ONĒVA™
Bright Horizons
FAMILY SOLUTIONS
h
Google
urbansitter
amazon
Compliance
Low
Number of Services
High
Care.com
Google
Teenage
Neighborhood
Babysitter
No Background Check

Onēva is the **only** Platform As A Service delivering in-home care as a compliant employer-provided benefit.

PIPELINE VIA NATIONAL MINORITY SUPPLIER DIVERSITY COUNCIL

Prospect

- STARBUCKS COFFEE
- FEDERAL RESERVE BANK OF SAN FRANCISCO
- IBM
- Chevron
- MERCK

Qualified Prospect

- intel
- NTT
- Genentech

In Process

- Microsoft Corporate
- ORACLE

Delivering

- Microsoft SF Bay Area

THE RIGHT TEAM



Anita Darden Gardyne
CEO & Co-Founder



Bob Gardyne
CTO & Co-Founder



Will Carpenter
Engineering Manager



Ron Colombo
Sr. Software Engineer



Bilaine Beyene
HR Associate

SR ADVISORS:	
Allan T. Young	Investor
Chris Yeh	Investor
Bo Pitsker	Investor
F. Hernandez	Microsoft

ONĒVA

ASK

$1,070,000 on Simple Agreement for Future Equity

- $15M valuation cap w/ $2M early bird discount
- Raised over $1.5M on five convertible notes

To deliver the following milestones:

1. Completed client and caregiver native apps, and enterprise-grade security, privacy, and accessibility.
2. Contracts with one to four enterprise customers,
3. Staff up Ops and caregiver hiring, and rollout San Francisco Bay Area to 20,000+ employee base.